11019117

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Washington, D.C.
211

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABN AMRO Securities (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 17th Floor
(No. and Street)

New York	New York	07656
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Levinson 917-284-6812
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *of individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions. **CHECK ONE:**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Levinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABN AMRO Securities (USA) LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☒ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Notes to Financial Statements.
- ☒ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☒ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☒ (r) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABN AMRO SECURITIES (USA) LLC
(formerly known as MeesPierson Securities LLC)

Table of Contents

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH., D.C.
211

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3
Supplementary Report	
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5	8

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Board of Directors
ABN AMRO Securities (USA) LLC:

We have audited the accompanying statement of financial condition of ABN AMRO Securities (USA) LLC (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ABN AMRO Securities (USA) LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 22, 2011

ABN AMRO SECURITIES (USA) LLC
(formerly known as MeesPierson Securities LLC)

Statement of Financial Condition

December 31, 2010

(In thousands)

Assets		
Cash	$	1,609
Collateralized agreements:		
Securities borrowed		6,806,541
Securities purchased under agreements to resell		3,538,458
Receivables from brokers/dealers and clearing organizations		40,983
Deferred tax asset		5,531
Receivables from related parties		1,557
Other assets		534
Total assets	$	10,395,213
Liabilities and Member's Equity		
Collateralized agreements:		
Securities sold under agreements to repurchase	$	7,637,692
Securities loaned		1,230,131
Payables to related parties		1,376,735
Payables to brokers/dealers and clearing organizations		383
Accrued and other liabilities		593
		10,245,534
Subordinated borrowings		50,000
Member's equity		99,679
Total liabilities and member's equity	$	10,395,213

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

ABN AMRO Securities (USA) LLC (formerly known as MeesPierson Securities LLC) (the Company) is a wholly owned subsidiary of ABN AMRO Holdings USA LLC (formerly known as FBN Holding USA LLC) (ABNH), which in turn is wholly owned by ABN AMRO Bank N.V. (AAB). The Company's primary business line is that of securities financing.

The Company was formed on January 28, 2009 and was registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and approved as a member of the Financial Industry Regulatory Authority (FINRA) on April 9, 2010. Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC). On June 18, 2010, the Company entered into its first securities financing transaction.

Effective July 1, 2010, the Company's name was changed from MeesPierson Securities LLC to ABN AMRO Securities (USA) LLC.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in U.S. dollars. The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

(c) Cash

Cash in the statement of financial condition at December 31, 2010 was held at a large major banking institution not related to AAB or any of the Company's affiliates.

(d) Collateralized Agreements

The Company's collateralized agreements include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements), and securities lending and borrowing transactions.

Securities borrowed transactions require the Company to deposit cash or other collateral with lenders. In securities lending transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary. Securities borrowed and securities loaned are recorded at the

(In thousands)

amount of cash or other collateral advanced or received by the Company, plus accrued interest, which approximates fair value.

At December 31, 2010, the Company had obtained securities as collateral that could be repledged, delivered or otherwise transferred with a fair value of approximately $10,242,773. This collateral was received under resale agreements and securities borrowed transactions. Of these securities, approximately $9,609,787 was repledged, delivered or otherwise transferred, as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's margin requirements with its clearing organizations.

(e) Receivables from Brokers/Dealers and Clearing Organizations

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. At December 31, 2010, securities consisting of U.S. Treasuries with a fair value of $23,750 were on deposit with one of these clearing organizations.

(f) Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. It recognizes the current and deferred tax consequences of all transactions in the statement of financial condition using the provisions of the currently enacted tax laws.

The Company accounts for uncertain tax provisions according to ASC 740, which prescribes the method of applying a "more-likely than-not" (MLTN) criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold will be initially and subsequently measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits will be adjusted when new information is available, or when an event occurs that requires a change.

(3) Receivables from and Payables to Brokers/Dealers and Clearing Organizations

Receivables from and payables to brokers/dealers and clearing organizations at December 31, 2010 consist of the following:

		Receivables	Payables
Clearing organizations	$	40,983	383

Amounts receivable from clearing organizations represents end of day cash clearing balances and cash clearing deposits held with various clearing organizations. Amounts payable to clearing organizations represent forward margin on forward-settling resale and repurchase agreements.

(In thousands)

(4) Subordinated Borrowings

Subordinated borrowings are carried at contracted amounts, which approximate fair value. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has one subordinated note payable to ABNH of $50,000, maturing on May 31, 2013. The interest rate, which will reset periodically, is based on U.S. dollar three-month LIBOR, plus a spread.

(5) Related-Party Transactions

In the normal course of business, the Company enters into arm's-length transactions with affiliated companies as part of its financing and general operations.

At December 31, 2010, the statement of financial condition included the following balances with affiliates:

Assets:		
Securities borrowed	$	1,024,747
Securities purchased under agreements to resell		105,399
Receivables from related parties		1,557
Other assets		130
Liabilities:		
Securities sold under agreements to repurchase	$	250,399
Securities loaned		1,132,301
Payables to related parties		1,376,735
Accrued and other liabilities		124
Subordinated borrowings		50,000

Material items contained in the above balances are discussed below.

(a) Financing Transactions

The Company enters into collateralized financing transactions with affiliates under comparable financing rates and terms as with unaffiliated parties. At December 31, 2010, the financing transaction balances, inclusive of resale and repurchase agreements, securities borrowed and loaned agreements, were with AAB and another affiliate.

(b) Borrowing from Affiliates

At December 31, 2010, the Company has $50,000 in subordinated notes payable to ABNH, with accrued interest payable in the amount of $91.

(In thousands)

The Company borrows funds from an affiliate, ABN AMRO Funding USA LLC (ABNF). For the first $750,000 in borrowings, the Company pledges securities as collateral. Borrowings greater than $750,000 are unsecured. The Company is the custodian of the securities given as collateral to ABNF and holds the securities in a segregated account. At December 31, 2010, the Company has borrowed $1,322,650 under this arrangement and has pledged securities to ABNF consisting of U.S. Treasuries with a fair value of $754,048. In addition, the Company has borrowed funds from AAB as of December 31, 2010 in the amount of $50,260. Total interest payable on these borrowings as of December 31, 2010 amount to $108. These amounts are included in payables to related parties in the statement of financial condition.

(c) Support and Services

The Company and its affiliates share various resources for which they also share the associated costs. The related unpaid balances at December 31, 2010 were $1,557 and $2,184 and are included as receivables and payables to related parties in the statement of financial condition, respectively.

(6) Employee Benefit Plans

Substantially, all employees of the Company are covered by ABNH's defined contribution benefit plan. ABNH's contribution is determined under provisions of the plan.

(7) Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in ABNH's U.S. federal income tax return. The Company's U.S. federal, certain state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in ABNH's consolidated income tax provision. At December 31, 2010, the Company has an outstanding payable to ABNH of $86 related to income taxes, which is included in accrued and other liabilities on the accompanying statement of financial condition.

As of December 31, 2010, the Company has a deferred tax asset (DTA) of $5,531 in the statement of financial condition. It consists primarily of net operating loss (NOL) generated from current year operations, as well as NOL carryforwards from the prior tax year. The Company has taken the position that it is more likely than not that the NOL will be realized in the future years. Therefore, no valuation allowance against the associated DTA has been provided.

ABNH's returns for tax year ended December 31, 2009 are subject to examination by the Internal Revenue Service for U.S. federal tax purposes, and by the state and local tax authorities. As of December 31, 2010, ABNH has no outstanding audits in any tax jurisdiction.

(Continued)

(8) Financial Instruments

(a) Financial Instruments with Off-Balance Sheet Risk

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis, by requiring adjustments of collateral levels in the event of excess market exposure and by maintaining a diverse amount of counterparts.

(b) Concentrations of Credit Risk

The Company enters into transactions that involve varying degrees of credit risk. The Company monitors its exposure to this risk on a daily basis through a variety of credit exposure control procedures.

Credit risk is the potential loss due to uncertainty in a counterparty's ability to meet its obligations. Counterparties primarily include brokers/dealers, banks, and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is remote.

(9) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, plus excess margin collected on securities received on resale agreements, as defined.

At December 31, 2010, the Company's net capital of $142,098 was $141,848 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC and FINRA.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Board of Directors
ABN AMRO Securities (USA) LLC:

In planning and performing our audit of the statement of financial condition of ABN AMRO Securities (USA) LLC (the Company), as of December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's statement of financial condition will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2011

KPMG

ABN AMRO SECURITIES (USA) LLC

(formerly known as MeesPierson Securities LLC)

Statement of Financial Condition

December 31, 2010

(With Report and Supplementary Report of Independent Registered Public Accounting Firm Thereon)